UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2009

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces 2009 Second Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2009	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2009 SECOND QUARTER RESULTS

22% sequential revenue increase and improvement in all other metrics;
Significant increase in bookings leading to stronger financial results in second half of 2009

Rehovot, Israel – August 4, 2009 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2009 second quarter financial results.

Highlights for the Second Quarter of 2009

—	Total revenues of $7 million, up 22% sequentially

—	Gross margins of 41%, up from 33% in the first quarter of 2009, resulting from improved services gross margins

—	Breakeven Non-GAAP net results; GAAP net loss of $0.1 million

—	Significant market share gains and all time record bookings for the Stand Alone Optical CD product line

2009 Second Quarter Results

Total revenues for the second quarter of 2009 were $7.0 million, a decrease of 37% relative to the second quarter of 2008, and an increase of 22% relative to the first quarter of 2009.

Gross margin for the second quarter of 2009 was 41%, compared with 39% in the second quarter of 2008 and 33% in the first quarter of 2009.

Operating expenses in the second quarter of 2009 were $3.0 million, compared with $5.7 million in the second quarter of 2008, and $3.5 million in the first quarter of 2009.

On a GAAP basis, the company reported a net loss of $0.1 million in the second quarter of 2009. This compares to a net loss of $1.3 million, or $0.07 per share, for the second quarter of 2008, and a net loss of $1.7 million, or $0.09 per share, for the first quarter of 2009.

On a non-GAAP basis, which excludes stock-based compensation and impairment charges, the company reported breakeven results for the second quarter of 2009. This compares with a non-GAAP net loss of $0.5 million, or $0.02 per share, in the second quarter of 2008, and a non-GAAP net loss of $1.6 million, or $0.08 per share, in the first quarter of 2009.

The company used $2.1 million for operating activities during the second quarter of 2009, mostly related to an increase in accounts receivables due to the increase in revenues. Total cash reserves at the end of the second quarter of 2009 were $14.2 million.

Management Comments

“By all measures, second quarter results showed excellent improvement,” said Gabi Seligsohn, President and CEO of Nova. “In addition, recent increase in business volumes and improved order patterns will enable us to show significant improvement in our financial performance in the second half of the year”.

“Continued market share gains in both the Stand Alone Optical CD and the IM Copper CMP segments, combined with our effective cost control measures, enabled us to increase revenues and reach breakeven results for the quarter. Looking forward, sales of both our Integrated and Stand Alone solutions are well-positioned for further growth, because they enable cost-effective migration to lower technology nodes, while still using existing process equipment”.

The Company will host a conference call today, August 4, 2009, at 9:00am ET. To participate, please dial in the US: 1-888-668-9141; or internationally: +972-3-918-0610. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, amortization of intangibles and impairment charges and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2009	2008

CURRENT ASSETS
Cash and cash equivalents	9,017	19,325
Short-term interest-bearing bank deposits	46	97
Short-term investments	4,599	-
Trade accounts receivable	4,980	2,783
Inventories	5,505	6,862
Other current assets	1,301	1,086

	25,448	30,153

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	524	544
Other Long-term assets	126	157
Severance pay funds	2,140	2,141

	2,790	2,842

FIXED ASSETS, NET	2,429	2,796

Total assets	30,667	35,791

CURRENT LIABILITIES
Trade accounts payable	2,178	3,480
Deferred income	1,611	2,385
Other current liabilities	2,494	4,042

	6,283	9,907

LONG-TERM LIABILITIES
Liability for employee severance pay	3,114	3,152
Deferred income	187	351
Other long-term liability	40	40

	3,341	3,543

SHAREHOLDERS' EQUITY	21,043	22,341

Total liabilities and shareholders' equity	30,667	35,791

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008

REVENUES
Product sales	4,631	3,645	7,496
Services	2,333	2,075	3,594

	6,964	5,720	11,090

COST OF REVENUES
Product sales	2,050	1,582	3,524
Services	2,091	2,274	3,250

	4,141	3,856	6,774

GROSS PROFIT	2,823	1,864	4,316

OPERATING EXPENSES
Research & Development expenses, net	1,183	1,783	2,177
Sales & Marketing expenses	1,293	1,173	2,042
General & Administration expenses	484	503	797
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	-	-	633

	2,960	3,459	5,649

OPERATING LOSS	(137)	(1,595)	(1,333)

INTEREST INCOME (EXPENSES), NET	43	(64)	66

NET LOSS FOR THE PERIOD	(94)	(1,659)	(1,267)

Basic net loss per share	(0.00)	(0.09)	(0.07)

Shares used for calculation of basic net loss per share	19,378	19,378	19,378

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2009	June 30, 2008

REVENUES
Product sales	8,276	17,110
Services	4,408	6,791

	12,684	23,901

COST OF REVENUES
Product sales	3,632	8,012
Services	4,365	6,407

	7,997	14,419

GROSS PROFIT	4,687	9,482

OPERATING EXPENSES
Research & Development expenses, net	2,966	4,082
Sales & Marketing expenses	2,466	4,482
General & Administration expenses	987	1,701
Impairment loss on equipment related to Hypernex assets and
liabilities acquisition	-	633

	6,419	10,898

OPERATING LOSS	(1,732)	(1,416)

INTEREST INCOME (EXPENSES), NET	(21)	190

NET LOSS FOR THE PERIOD	(1,753)	(1,226)

Basic net loss per share	(0.09)	(0.06)

Shares used for calculation of basic net loss per share	19,378	19,356

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(94)	(1,659)	(1,267)

Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	276	320	315
Amortization of deferred stock-based
compensation	100	106	155
Increase (decrease) in liability for employee
termination benefits, net	144	(114)	68
Impairment loss on equipment	-	-	633

Net recognized losses (gains) on investments	(4)	-	2
Decrease (increase) in trade accounts receivables	(2,441)	244	3,331
Decrease in inventories	636	520	228
Decrease (increase) in other current and long term assets	(608)	697	758
Decrease in trade accounts payables	(102)	(1,200)	(2,415)
Decrease in current liabilities	(2)	(1,637)	(974)
Increase (decrease) in short and long term deferred income	(44)	(894)	722

Net cash from (used in) operating activities	(2,139)	(3,617)	1,557

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing
bank deposits	-	50	(72)
Increase in short-term investments	-	(4,595)	-
Proceeds from held to maturity securities	-	-	11,068
Proceeds (investments) in long-term deposits	141	(120)	696
Investment in held to maturity securities	-	-	(9,654)
Additions to fixed assets	(24)	(4)	(183)

Net cash from (used in) investment activities	117	(4,669)	1,855

CASH FLOW - FINANCING ACTIVITIES	-	-	-

Increase (decrease) in cash and cash equivalents	(2,022)	(8,286)	3,412
Cash and cash equivalents - beginning of period	11,039	19,325	10,332

Cash and cash equivalents - end of period	9,017	11,039	13,744

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2009	June 30, 2008

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(1,753)	(1,226)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	596	682
Amortization of deferred stock-based compensation	206	319
Increase in liability for employee termination benefits, net	30	127
Impairment loss on equipment	-	633

Net recognized losses (gains) on investments	(4)	13
Decrease (increase) in trade accounts receivables	(2,197)	4,106
Decrease (increase) in inventories	1,156	(1,131)
Decrease (increase) in other current and long term assets	89	(107)
Decrease in trade accounts payables and other long term
liabilities	(1,302)	(3,067)
Decrease in current liabilities	(1,639)	(1,199)
Increase (decrease) in short and long term deferred income	(938)	553

Net cash used in operating activities	(5,756)	(297)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	50	(72)
Increase in short-term investments	(4,595)	-
Proceeds from held to maturity securities	-	13,273
Proceeds from long-term deposits	21	1,634
Investment in held to maturity securities	-	(15,390)
Additions to fixed assets	(28)	(740)

Net cash used in investment activities	(4,552)	(1,295)

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	-	-
Shares issued under employee share-based plans	-	12

Net cash from financing activities	-	12

Decrease in cash and cash equivalents	(10,308)	(1,580)
Cash and cash equivalents - beginning of period	19,325	15,324

Cash and cash equivalents - end of period	9,017	13,744

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008

GAAP Net income loss for the period	(94)	(1,659)	(1,267)

Non-GAAP Adjustments:
Stock based compensation expenses	100	106	155
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	-	-	633

Non-GAAP Net income (loss) for the period	6	(1,553)	(479)

Non-GAAP net income (loss) per share:
Basic	0.00	(0.08)	(0.02)

Diluted	0.00

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,378	19,378	19,378

Diluted	19,715

	Six months ended
	June 30,	June 30,
	2009	2008

GAAP Net loss for the period	(1,753)	(1,226)

Non-GAAP Adjustments:
Stock based compensation expenses	206	319
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	-	633

Non-GAAP Net loss for the period	(1,547)	(274)

Non-GAAP basic net loss per share:	(0.08)	(0.01)

Shares used for calculation of non-GAAP basic net
loss per share	19,378	19,356